Exhibit 4.1

AMENDED AND RESTATED

UNSECURED CREDITORS TRUST AGREEMENT

This Amended and Restated Unsecured Creditors Trust Agreement (the “UCT” or the “Agreement”) is made this 21st day of March, 2003, pursuant to the Third Amended Joint Plan of Reorganization of Fruit of the Loom (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) by and among Fruit of the Loom, Inc. (“FTL Inc.”)1, FTL Cayman and the Debtor Subsidiaries (collectively, the “Debtors”), and Clingman & Hanger management Associates, LLC., a Virginia limited liability company, as Trust Administrator (together with any successor appointed under the terms hereof, the “TA”).

R E C I T A L S

A. On December 29, 1999, FTL Inc. and each of the other Debtors, respectively, filed a voluntary petition for relief under Chapter 11 of the Code; and

B. By order, dated April 19, 2002, the Court confirmed the Plan under Chapter 11 of the Code; and

C. In accordance with the Plan, the UCT is established to perform the obligations of Fruit of the Loom under the Plan that includes: (a) receiving the Distributions intended for holders of Allowed Class 4A Claims (the “Trust Claims”) and Distribution of those funds to those holders as their Claims are Allowed; (b) holding and distributing any proceeds received from the Creditors’ Committee Action; (c) having the exclusive authority to prosecute, settle, or otherwise resolve objections to Disputed Trust Claims (other than Farley Claims) and to prosecute, settle or otherwise resolve the Creditors’ Committee Action. Pursuant to this UCT Agreement certain duties and responsibilities shall be borne by the TA appointed pursuant to the Plan and the employees and representatives of the TA; and (d) for such other purposes as set forth in the Plan and this Agreement; and

D. The Plan provides for, among other things, the distribution to certain holders of Trust Claims (collectively, the “Beneficiaries”) of, in the aggregate, one hundred percent (100%) of the beneficial interest of the UCT; and

E. The UCT is created pursuant to, and to effectuate, the Plan; and

F. On the Effective Date, by operation of the Plan, the UCT shall: (i) become a beneficiary of the FOL Liquidation Trust, (ii) be bound by the Liquidation Agent Agreement applicable

[1]	Capitalized terms used in this agreement and not defined herein shall have the meanings ascribed to them in the Plan.

to the FOL Liquidation Trust, (iii) receive an uncertificated 190/445 of 7.5% beneficial interest in FOL Liquidation Trust, and (iv) receive the UCT Claims (and any proceeds thereof or recoveries therefrom); and

G. On the Effective Date, the holders of Allowed Trust Claims shall: (a) become beneficiaries of the UCT entitling them to a Ratable Proportion of all Distributions made by the UCT in respect of the UCT’s beneficial interest in the FOL Liquidation Trust, and the UCT Claims, (b) be bound by this UCT Agreement, and (c) receive an uncertificated beneficial interest in the UCT in proportion to their pro rata share of Trust Claims; and

H. The UCT is established, for the primary purpose of liquidating the assets transferred to it (the “UCT Assets”) for the benefit of the Beneficiaries, as a liquidating trust in accordance with Treasury Regulation Section 301.7701-4(d) with no objective to continue or engage in the conduct of a trade or business except, to the extent reasonably necessary to, and consistent with, the liquidating purpose of the UCT and the Plan; and

I. The UCT is intended to qualify as a “grantor trust” for federal income tax purposes, pursuant to Sections 671-677 of the Internal Revenue Code of 1986, as amended (the “IRC”), with the Beneficiaries treated as the grantors, and deemed owners of the trust; and

J. The TA shall be the exclusive trustee of the UCT Assets for purposes of 31 U.S.C. 3713(b) and 26 U.S.C. 6012(b)(3), as well as representative of the Consolidated Estate appointed pursuant to Section 1123(b)(3)(B) of the Code; and

K. This Agreement is also the Unsecured Creditors Trust Agreement for the UCT as set forth in the Plan.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein and in the Plan, the Debtors and the TA agree as follows:

ARTICLE I

TRUST ADMINISTRATOR

1.1 Appointment. The Debtors, with the consent of the Official Committee of Unsecured Creditors (the “Creditors Committee”), hereby appoint the TA to serve as initial TA under the Plan, and the TA hereby accepts such appointment and agrees to serve in such capacity, in each case effective upon the Effective Date of the Plan. Any successor TA shall be appointed by the Unsecured Creditors Trust Advisory Committee (the “UCTAC”) in accordance with Article V of this Agreement in the event that the TA is removed or resigns pursuant to this UCT Agreement, or the TA otherwise vacates the position, and if not so appointed by the UCTAC, shall be appointed by the Court. The TA may be removed by the UCTAC . Thirty days after a request by the majority of the UCTAC, or immediately upon cause, the TA shall be removed. For purposes of this Agreement, “cause” shall mean (a) the willful and continued refusal by the TA to perform its duties as set forth herein (other than due to physical illness or disability); or (b) gross negligence, willful misconduct, fraud, embezzlement or theft. If the UCTAC is not then in existence, any party in interest may seek removal of the TA by application to the Court for cause.

1.2 Generally. The TA’s powers are exercisable solely in a fiduciary capacity consistent with, and in furtherance of, the purposes of the UCT and not otherwise. The TA shall have the authority to bind the UCT, but shall for all purposes hereunder be acting in the capacity as TA, and not individually. Notwithstanding anything to the contrary contained herein or in the Plan, the TA shall not be required to take action or omit to take any action if, after the advice of counsel, the TA believes such action or omission is not consistent with the TA’s fiduciary duties to the Beneficiaries.

1.3 Scope of Authority. The responsibilities and authority of the TA shall include: (i) facilitating the prosecution or settlement of objections to, and estimations of Trust Claims, (ii) calculating and implementing all Distributions to holders of Trust Claims in accordance with the Plan, (iii) filing all required tax returns and paying taxes and all other obligations on behalf of the UCT from funds held by the UCT, (iv) periodic reporting to the Court, and parties in interest of the status of the Trust Claims resolution process, distributions on Trust Claims, prosecution of Bankruptcy causes of action and all other causes of action, (v) objecting to Trust Claims, and resolving such objections as set forth in Section 9.2 of the Plan, and (vi) such other responsibilities as are vested in the TA pursuant to the Plan or Court order, or as may be necessary and proper to carry out the provisions of the Plan. The TA shall use its reasonable best efforts to comply with an affirmative direction from the UCTAC and shall, absent other procedures agreed to between the TA and the UCTAC, obtain approval of the UCTAC prior to taking any action regarding the following matters:

(i)	All settlements which require Bankruptcy Court approval;

(ii)	All distributions to holders of Claims made pursuant to the terms of the Plan;

(iii)	Engaging and compensating consultants, agents, employees and all professional persons to assist the TA with respect to the TA’s responsibilities, other than those professionals and persons already approved by the Bankruptcy Court to be retained by the Debtors or the Committee; and

(iv)	All other material matters and decisions.

1.4 Powers. Except as otherwise set forth in this UCT Agreement or in the Plan, and subject to the retained jurisdiction of the Court as provided for in the Plan, but without prior or further authorization, the TA may control and exercise authority over the UCT Assets, and over the protection, conservation and disposition thereof. No person dealing with the UCT shall be obligated to inquire into the authority of the TA in connection with the protection, conservation or disposition of UCT Assets. The TA is authorized to execute and deliver all documents, on behalf of the UCT and the TA, to accomplish the purposes of this UCT Agreement and the Plan.

1.5 Other Activities. The TA, other than in its capacity as TA, shall be entitled to perform services for, and be employed by third parties; provided, however, that such performance, or employment affords the TA sufficient time to carry out its responsibilities as TA. The TA may delegate the performance of its services under this Agreement and the fulfillment of responsibilities to other persons reasonably acceptable to the UCTAC. Such persons shall be entitled to be compensated and to be reimbursed for out-of-pocket disbursements in the same manner as the TA, provided, however, that the TA shall obtain approval of the UCTAC prior to taking any such actions

1.6 Limitation of TA’s Authority. The TA shall not be and is not authorized to engage in any trade or business with respect to the UCT Assets, or any proceeds therefrom, except to the extent reasonably necessary to, and consistent with, the liquidating purpose of the UCT, and shall take such actions, consistent with the prompt, orderly liquidation of the UCT Assets, as are required by applicable law and consistent with the treatment of the UCT as a liquidating trust under Treasury Regulation Section 301.7701-4(d), and such actions permitted herein.

1.7 Liability of TA. In no event shall the TA, the TA’s employees, the UCT’s employees, or any of the TA’s or UCT’s professionals or representatives be held personally liable for any claim asserted against the UCT, the TA, the TA’s employees, the UCT’s employees, or any of the TA’s or UCT’s professionals or representatives. Specifically, the TA, the TA’s employees, the UCT’s employees and any of the TA’s or UCT’s employees, and any of the TA’s or UCT’s professionals or representatives shall not be liable for any negligence, or any error of judgment made in good faith, or with respect to any action taken or omitted to be taken in good faith, except to the extent that the action taken or omitted to be taken, by the TA, the TA’s employees, the UCT’s employees, or any of the TA’s or UCT’s professionals or representatives, are determined by a final order of the Court to be due to their own respective, willful misconduct or fraud.

1.8 Reliance by TA. (a) Except as otherwise provided in Section 1.7 hereof: (a) the TA may rely, and shall be protected in acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, or other paper or document believed by him to be genuine, and to have been signed or presented by the proper party or parties; (b) the TA may consult with legal counsel, financial or accounting advisors and other professionals to be selected by him, and the TA shall not be liable for any action taken or omitted to be taken by him in accordance with the advice thereof; and (c) persons dealing with the TA shall look only to the UCT Assets, to satisfy any liability incurred by the TA to such person in carrying out the terms of this UCT Agreement, and the TA or its employees, or the UCT’s professionals or representatives shall have no personal obligation to satisfy any such liability.

(b) In the event that the TA is unsure of the application of any provision of this Agreement, or any other agreement relating to the transactions contemplated hereby, the TA may request and rely upon the instructions of the UCTAC; provided, however, that if the TA shall not have received instructions from the UCTAC within twenty (20) days after the date of such request, until instructed otherwise, the TA may, but shall be under no duty to, take or refrain from taking such action as it shall deem advisable in the best interests of the UCT and its Beneficiaries.

1.9 Investment and Safekeeping of UCT Assets. All moneys and other assets received by the UCT shall, until distributed or paid over as herein provided, be held in trust for the benefit of the Beneficiaries, but need not be segregated from other UCT Assets, unless and to the extent required by law. The TA shall not be liable for interest, or be obligated to produce income on any moneys received by the UCT hereunder and held for distribution or payment to the Beneficiaries, except as such interest shall actually be received by the TA. Investments of any moneys held by the UCT, shall be administered in the manner in which individuals of ordinary prudence, discretion and judgment would act in the management of their own affairs; provided, however, that the right and power of the TA to invest the UCT Assets, the proceeds thereof, or any income earned by the UCT, shall be limited to the right and power to invest such assets (pending periodic distributions in accordance with Section 4.5 hereof) in demand and time deposits such as short-term certificates of deposit in banks or other savings institutions, or other temporary liquid investments, such as Treasury bills; and provided, further, that the scope of any such permissible investments shall be limited to include only those investments, or shall be expanded to include any additional investments, as the case may be, that a liquidating trust, within the meaning of Treasury Regulation section 301.7701-4(d), may be permitted to hold, pursuant to Treasury Regulations, or any modification in the Internal Revenue Service (“IRS”) guidelines, whether set forth in IRS rulings, other IRS pronouncements or otherwise.

1.10 Authorization to Expend UCT Assets. The TA may expend the assets of the UCT: (i) as necessary to meet contingent liabilities, and to maintain the value of the assets of the UCT during liquidation, (ii) to pay administrative expenses of the UCT (including, but not limited to, any taxes imposed on the UCT, or fees and expenses in connection with litigation), (iii) to pay the fees and expenses of the UCTAC and its members, including professional fees and expenses of the UCTAC, and (iv) to satisfy other liabilities incurred or assumed by the UCT (or to which the assets are otherwise subject) in accordance with this UCT Agreement or the Plan.

1.11 Compensation and Reimbursement of the TA.

(a) The UCT shall compensate the TA in an amount approved by the UCTAC. The UCT shall reimburse the TA for actual, out-of-pocket expenses incurred by the TA, including, without limitation, necessary travel, lodging, office rent, postage, personal computers and printers, photo copying, telephone and facsimile charges, upon receipt of periodic billings. The TA and employees of the UCT who perform services for the UCT shall be entitled to receive compensation for services rendered on behalf of the UCT.

(b) The UCT Assets shall be subject to the claims of the TA, and the TA shall be entitled to reimburse itself out of any available cash in the UCT, for its actual, out-of-pocket expenses and against and from any and all loss, liability, expense or damage which the TA may sustain in good faith, and without willful misconduct, or fraud in the exercise and performance of any of the powers and duties of the TA.

(c) All compensation and other amounts payable to the TA shall be paid from the assets of the UCT, as determined by the UCTAC. If the cash in the UCT shall be insufficient to compensate and reimburse the TA, as the case may be, for any amounts to which it is entitled hereunder, then the TA is hereby authorized to reduce to cash that portion of the UCT Assets necessary so as to effect such compensation and reimbursement. Notwithstanding anything to the contrary contained herein, if the assets of the UCT are insufficient to fully satisfy the amounts payable to, or other obligations owing to the TA or otherwise due under this UCT

Agreement, the Beneficiaries shall not be required to disgorge any of their Distributions received from the UCT.

1.12 Exculpation; Indemnification. The TA, the TA’s and the UCT’s employees, and each of their professionals and representatives shall be, and hereby are exculpated by all Entities, including without limitation, holders of Trust Claims and other parties in interest, from any and all claims, causes of action and other assertions of liability arising out of the discharge of the powers and duties conferred upon such TA by the Plan, or any Order of the Court entered pursuant to or in furtherance of the Plan, or applicable law or otherwise, except only for actions or omissions to act, only to the extent determined by a final order of the Court to be, due to their own respective willful misconduct or fraud, after the Effective Date. No holder of a Claim or other party in interest will have, or be permitted to pursue any claim or cause of action, against the TA, the UCT or the employees, professionals or representatives of either the TA or the UCT, for making payments in accordance with the Plan or for implementing the provisions of the Plan. The UCT shall indemnify, defend and hold harmless the TA, the TA’s and the UCT’s employees, and any of their professionals or representatives from and against any and all claims, causes of action, liabilities, obligations, losses, damages or expenses (including reasonable attorneys’ fees and expenses) (other than only to the extent determined by a final order of the Court to be due to their own respective, willful misconduct or fraud after the Effective Date), to the fullest extent permitted by applicable law. Any action taken or omitted to be taken with the approval of the Court or the UCTAC will conclusively be deemed not to constitute willful misconduct or fraud.

1.13 Termination. The duties, responsibilities and powers of the TA will terminate on the date the UCT is dissolved under applicable law in accordance with the Plan, or by an Order of the Court, or by entry of a final decree closing the Chapter 11 Cases; provided that, Sections 1.11 and 1.12 above shall survive such termination, dissolution and entry.

1.14 No Bond. The TA shall serve without bond.

ARTICLE II

ESTABLISHMENT OF THE UCT

2.1 Transfer of Assets to UCT. Pursuant to the Plan, the Debtors and the TA hereby establish, on behalf of the Beneficiaries, and the Debtors and the Plan Entities, as applicable, hereby transfer, assign, and deliver to the UCT, on behalf of the Beneficiaries, all right, title and interest in the UCT Assets, including claims and causes of action of the Debtors specified by the Plan, other than any claims or causes of action waived, exculpated or released in accordance with the provisions of the Plan. The UCT agrees to accept, and hold the UCT Assets in the UCT for the Beneficiaries, subject to the terms of the Plan, and this UCT Agreement.

2.2 Title to Assets.

(a) On the Effective Date or otherwise as provided in the Plan, the following shall be transferred to the UCT: (i) 190/445 of 7.5% of the Adjusted Apparel Sales Proceeds then available, (ii) the UCT initial funding amount of $2,705,000, as specified in Section 7.23.5 of the

Plan (the “Initial Funding Amount”), (iii) the UCT Claims (as defined in the Plan), and (iv) the UCT’s beneficial interest in FOL Liquidation Trust (items (i) through (iv), together, the “UCT Assets”). Upon the transfer of the UCT Assets to the UCT, the Debtors shall have no interest in, or with respect to, the UCT Assets, except as set forth in Section 2.4.2 hereof.

(b) For all federal income tax purposes, all parties (including, without limitation, the Debtors, the TA, and the Beneficiaries) shall treat the transfer of the UCT Assets by the Debtors to the UCT, as set forth in this Section 2.2, as a transfer to the holders of Trust Claims followed by a transfer by such holders to the UCT. Thus, the Beneficiaries shall be treated as both the grantors, and the deemed owners of a grantor trust for federal income tax purposes.

2.3 Assignment and Assumption of Liabilities. In accordance with the provisions of Section 2.2 hereof, the Debtors hereby transfer and assign, and the UCT hereby assumes and agrees that all UCT Assets will be transferred to the UCT.

2.4 Funding the UCT. The Debtors shall, on the Effective Date, transfer to the UCT on behalf of the Beneficiaries (in accordance with Section 2.2 hereof) the UCT Assets. Neither the Debtors, nor any successors thereto, shall have any further obligation to provide any funding with respect to the UCT beyond the Initial Funding Amount, without prejudice to the distribution to the UCT of the beneficial interests and proceeds as required under the terms of the Plan.

2.4.1	Restrictions on Use of Initial Funding Amount. Notwithstanding anything in this Agreement to the contrary, from and after the date on which the UCT receives the proceeds described in Section 2.2(a)(i) hereof, no portion of the Initial Funding Amount shall be used to fund the investigation or litigation of the UCT Claims (as such is defined in the Plan). To the extent that any of the Initial Funding Amount is used to fund such investigation or litigation, such amount shall be replenished upon receipt of the funds described in Section 2.2(a)(i) above.

2.4.2	Disposition of Excess Portion of Initial Funding Amount. Upon the termination of this Trust, if any portion of the Initial Funding Amount (which will include amounts repaid under Section 2.4.1 hereof) remains unused for the funding of permitted expenses of the Trust (which permitted advances for this purpose shall not include unpaid advances under Section 2.4.1 hereof), then the excess shall be paid by the Trust to FOL Liquidation Trust, and shall be part of the general funds of the FOL Liquidation Trust.

2.5 Powers.

(a) The powers of the TA shall, without any further Court approval in each of the following cases, include: (i) the power to receive, manage, invest, supervise and protect UCT Assets, and withdraw, make distributions and pay taxes and other obligations, owed by the UCT from funds held by the TA and/or the UCT, in accordance with the Plan, (ii) the power to engage employees and professional persons, without further order of the Court, to assist the UCT and/or the TA with respect to their responsibilities, (iii) the power to calculate and implement distributions of UCT Assets, (iv) the power to compromise and settle claims, Plan causes of action and causes of action on behalf of or against the UCT after notice is given to adversely affected parties in interest, and (v) such other powers as may be vested in or assumed by the UCT or the TA pursuant to the Plan, Court order, or as may be necessary and proper to carry out the provisions of the Plan.

Except as expressly set forth herein, the TA shall have absolute discretion to pursue or not to pursue any and all claims, rights, Plan causes of action or other causes of action, as it determines is in the best interests of the Beneficiaries and consistent with the purposes of the UCT, and shall have no liability for the outcome of its decisions. The TA may incur any reasonable and necessary expenses in liquidating and converting the UCT Assets to cash.

(b) In connection with the administration of the UCT, except as otherwise set forth in this UCT Agreement or the Plan, the TA, if determined necessary in consultation with the UCTAC, is authorized to perform any and all acts necessary and desirable to accomplish the purposes of the UCT including dealing with UCT Assets for its own account. Without limiting, but subject to, the foregoing, the TA shall be expressly authorized, without further order of the Court, but shall not be required, to:

1.	hold legal title to the UCT Assets, and any and all rights of the Beneficiaries in or arising from the UCT Assets, including, but not limited to, the right to vote any claim or interest held by the UCT Assets in a case under the Bankruptcy Code and receive any distribution thereon;

2.	protect and enforce the rights of the UCT Assets, vested in the TA by this UCT Agreement, by any method deemed appropriate including, without limitation, by judicial proceedings, or pursuant to any applicable bankruptcy, insolvency, moratorium or similar law and general principles of equity;

3.	compromise, adjust, arbitrate, sue on or defend, abandon, or otherwise resolve or settle, in accordance with the terms set forth in Section 4.2 hereof and consistent with the Plan, claims in favor of, or against the UCT as the TA shall deem advisable;

4.	determine and satisfy any and all liabilities created, incurred or assumed by the UCT;

5.	file, if necessary, any and all tax and information returns with respect to the UCT and pay taxes, properly payable by the UCT, if any;

6.	pay all expenses and make all other payments relating to the UCT Assets;

7.	obtain (if determined necessary in its sole discretion) insurance coverage with respect to the liabilities and obligations of the TA, and the UCT (in the form of an errors and omissions policy, fiduciary policy or otherwise);

8.	retain and pay such law firms, as counsel to the UCT, as the TA in its sole discretion may select to aid the prosecution of any claims that constitute the UCT Assets, and to perform such other functions as may be appropriate in the TA’s sole discretion. The TA may commit the UCT to, and the UCT shall pay such law firms, compensation for services rendered and expenses incurred in accordance with Sections 7.24.2 and 14.5.4 of the Plan;

9.	retain and pay a public accounting firm to perform such reviews and/or audits of the financial books and records of the UCT as may be appropriate in the TA’s sole discretion, and to prepare and file any tax returns or informational returns for the UCT as may be required. The TA may commit the UCT to, and the UCT shall pay such accounting firm reasonable compensation for services rendered and expenses incurred in accordance with Sections 7.24.2;

10.	retain and pay such third parties as the TA, in its sole discretion, may deem necessary or appropriate to assist the TA in carrying out its powers and duties under this UCT Agreement. The TA may commit the UCT to, and shall pay all such persons or entities the compensation for services rendered and expenses incurred in accordance with Section 7.24.2 of the Plan, as well as commit the UCT to indemnify any such parties in connection with the performance of services; and

11.	invest any moneys held as part of the UCT Assets in accordance with the terms of Section 1.9 hereof.

(c) The UCT may, at any time, request that the Court estimate any contingent or unliquidated claim on which it is or may be liable under the Plan (including any claim for taxes) to the extent permitted by Section 502(c) of the Code regardless of whether Fruit of the Loom or the UCT has previously objected to the claim or whether the Court has ruled on any such objection, and the Court will retain jurisdiction to estimate any claim at any time during litigation concerning any objection to any claim, including during the pendency of any appeal relating to any such objection. If the Court estimates any contingent or unliquidated claim, that estimated amount shall constitute either the Allowed amount of such claim or a maximum limitation on the claim, as determined by the Court. The TA shall be entitled to rely upon the Court’s determination, notwithstanding any appeal therefrom, for purposes of making distributions to Beneficiaries. If the estimated amount constitutes a maximum limitation on the claim, Fruit of the Loom or the UCT may elect to pursue supplemental proceedings to object to the ultimate allowance of the Claim. All of the aforementioned claims objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Trust Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Court.

2.6 UCT Trust Advisory Committee.

(a) Committee Members. The Creditors Committee shall designate the post-confirmation members of the UCTAC as of the Effective Date (together with their respective successors, the “Committee Designees”). The UCTAC shall consist of between three and five members. Members of the UCTAC may be institutions or other juridical persons, and each such institutional member shall be permitted to designate a representative to act on its behalf. The UCTAC may employ, without further order of the Court, professionals to assist it in carrying out its duties, including any professionals retained in the Reorganization Cases, and may compensate and reimburse the expenses of these professionals without further order of the Court; provided, however, that any such compensation and reimbursement may be made only out of the funds held by the UCT pursuant to the Plan. Until at least three members are so appointed, the UCT may carry out its duties under the Plan, in accordance with its terms and the terms of the UCT Agreement, without consulting with or taking instructions from the UCTAC. If for any reason a Committee Designee ceases to be a member of the UCTAC, the remaining Committee Designees may select a successor to that Committee Designee, unless the total number of Committee Designees falls below three, in which case the Bankruptcy Court shall select the successor Committee Designee.

(b) Requisite Vote. The TA shall not be required to obtain Court approval with respect to any proposed action or inaction to which the UCTAC has consented. The UCTAC shall be deemed to have consented to a proposed action or inaction by the TA if a majority of the UCTAC members provide their written consent or fail to object within ten (10) days of notice by the TA to the UCTAC members and to counsel to the UCTAC. With respect to any litigation directly involving any member of the UCTAC, such UCTAC member(s) shall excuse him or herself from any decision affecting such litigation.

(c) TA to Carry Out Certain Duties. Until at least three members are so appointed, or in the event all members of the UCTAC recuse themselves, the TA may carry out its duties under the Plan, in accordance with the terms of this Agreement, without consulting with or taking instructions from the UCTAC .

(d) Reports to UCTAC. The TA shall submit such reports as it deems reasonable to the UCTAC, including, without limitation, reports on the commencement and prosecution of Bankruptcy causes of action, and proceeds of liquidation of the UCT Assets. The TA shall provide the UCTAC copies of all reports filed with the Court pursuant to Section 7.1 hereof and other reports reasonably requested by the UCTAC.

(e) Quarterly Meetings. Subject to further agreement with the TA, the UCTAC shall meet with the TA on a quarterly basis to consult with, advise and direct, the TA on the following matters:

(i) the financial statements and reports of the UCT, the financial condition of the UCT, and the status of any required tax filings;

(ii) the status of the liquidation of the UCT Assets and any liquidation relating thereto;

(iii) any professional fees to be incurred by the TA in connection with the performance of its duties under this Agreement; and

(iv) such other matters relating to the activities of the UCT Agreement or the liquidation of the UCT Assets as the TA may determine, or any member of the UCTAC may require, from time to time.

(f) Procedures for Meetings. The UCTAC may hold meetings, both regular and special, within or outside the State of Delaware, in person or telephonically or by such other means as may be agreed upon by the UCTAC. The UCTAC shall establish procedures for its meetings.

(g) Additional Powers. In addition to the other powers and duties of the UCTAC set forth separately in the Plan or this Agreement, the UCTAC shall have the authority at any meeting of the UCTAC:

(1) To make any determination in accordance with this Agreement with respect to or restriction on the use or disposition of UCT Assets;

(2) To make any determination with respect to (i) the compensation of the TA for its services rendered under this Agreement and the Plan, or (ii) the reimbursement of expenses incurred by the TA in performing its duties under this Agreement and the Plan;

(3) To make any determination to remove the TA;

(4) To vote with respect to an amendment of this Agreement.

(h) Resignation. Any member of the UCTAC may resign by giving the TA and the other members of the UCTAC thirty (30) days’ prior written notice.

(i) Reimbursement. The UCTAC may employ, without further order of the Court, professionals to assist it in carrying out its functions, and may compensate and reimburse the expenses of these professionals without further order of the Court; provided, however, that any such compensation and reimbursement may be made only out of the funds to be distributed to holders of Trust Claims. The TA shall make such compensation and reimbursement promptly upon request from the UCTAC.

The UCT shall reimburse each member of the UCTAC (or such member’s designee) for actual, out-of-pocket expenses incurred by such member (or such member’s designee), including without limitation, necessary travel, lodging, postage, telephone and facsimile charges, upon receipt of periodic billings. The UCT shall make such compensation and reimbursement promptly upon request from the UCTAC. All amounts payable, hereunder shall be paid from the UCT Assets.

2.7 Exculpation. From and after the Effective Date, the UCTAC, its professionals, its members and their professionals and representatives (or their designees) (in such capacities) shall be, and hereby are exculpated by all holders of Trust Claims and other parties in interest, from any and all claims, causes of action and other assertions of liability arising out of the discharge of the powers and duties conferred upon such members by the Plan or any Order of the Court entered pursuant to or in furtherance of the Plan, or applicable law or otherwise, except only for actions or omissions to act, and only to the extent determined by a final order of the Court to be, due to their own respective willful misconduct or fraud after the Effective Date. No holder of a Claim or other party in interest will have or be permitted to pursue any claim or cause of action, against the UCTAC members or the professionals or representatives of such members (in such capacities), for making a decision or casting a vote in implementing the provisions of the Plan.

2.8 Actions Taken Other Than On A Business Day. If any payment, or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment, or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

ARTICLE III

BENEFICIARIES

3.1 Identification of Beneficiaries. In order to determine the actual names, addresses and tax identification numbers of the Beneficiaries, the TA shall be entitled to conclusively rely on the names, addresses and tax identification numbers set forth in the Debtor’s Schedules, or filed proofs of claim or other document the accuracy of which is deemed by the TA to be reasonable. Each Beneficiary’s right to Distribution from the UCT, which is dependent upon such Beneficiary’s classification under the Plan, shall be that accorded to such Beneficiary under the Plan. Each distribution by the TA to the Beneficiaries shall be made in accordance with the terms set forth herein.

ARTICLE IV

PURPOSE, AUTHORITY, LIMITATIONS AND DISTRIBUTIONS

4.1 Purpose of the UCT. The UCT shall be established for the primary purpose of liquidating and distributing its assets, in accordance with Treasury Regulation Section 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business except to the extent reasonably necessary to, and consistent with, the liquidating purpose of the UCT. Accordingly, the TA shall in an expeditious but orderly manner, shall as necessary liquidate and convert to cash the UCT Assets, make timely distributions, and not unduly prolong the duration of the UCT. The liquidation of the UCT Assets may be accomplished either through the prosecution, compromise and settlement, abandonment or dismissal of any or all claims, rights, causes of action, or otherwise.

4.2. Authority of the UCT. The UCT shall retain and may enforce all claims, rights, and causes of action to the extent provided in the Plan. On the Effective Date, Fruit of the Loom shall assign to the UCT all of Fruit of the Loom’s interest in any Avoidance Action then pending against any holder of a Trust Claim (other than the Farley Claims) with respect to that Trust Claim and the UCT shall take the necessary steps to dismiss those pending actions. Additionally, Fruit of the Loom and the UCT shall be deemed to have waived and released their rights to bring any Avoidance Action against any holders of Trust Claims (other than Farley Claims), whether or not any such Avoidance Actions had actually been commenced as of the Effective Date, as set forth in Section 14.4 of the Plan.

The UCT hereby is authorized, and directed to execute, deliver, file, and record such contracts, instruments, releases, indentures, certificates, and other agreements or documents, and take such actions, as it may deem to be reasonably necessary or appropriate, to effectuate, implement, and further evidence the terms and conditions of the Plan, without the need for further action by the boards of directors or stockholders of any member of Fruit of the Loom or Reorganized Fruit of the Loom, in accordance with Section 7.14 of the Plan.

4.3 Resolution of Trust Claims and UCT Assets by the TA.

(a) The TA shall be empowered to and, in consultation with the UCTAC, may take all appropriate actions with respect to the prosecution, settlement or other resolution of claims on UCT Assets. The TA shall deal with all collections and settlements within the normal course of its duties.

(b) Notwithstanding anything contained in this UCT Agreement to the contrary, the UCT may, but is not required to, submit a proposed settlement to the Court, or such other court of competent jurisdiction for its approval.

(c) Notwithstanding anything contained in this Agreement to the contrary, if directed by the UCTAC, the TA shall recuse itself from any and all involvement in the administration of the UCT Claims and the Creditors Committee Action.

4.4 Books and Records. The TA shall maintain, in respect of the UCT estate and the Beneficiaries, books and records relating to the assets and income of the UCT, and the payment of expenses, and liabilities of, claims against or assumed by, the UCT in such detail and for such period of time as may be necessary to enable it to make full and proper accounting in respect thereof in accordance with Article VII hereof, and to comply with applicable provisions of law. Except as provided in Section 7.1 hereof, nothing in this UCT Agreement requires the TA to file any accounting, or seek approval of any court with respect to the administration of the UCT, or as a condition for making any payment or distribution out of the UCT Assets. Beneficiaries shall have the right, upon thirty (30) days prior written notice delivered to the TA, to inspect such books and records, provided that, if so requested, such Beneficiary shall have entered into a confidentiality agreement satisfactory in form and substance to the TA. The members of the UCTAC shall have the right to inspect such books and records at any time.

4.5 Application of UCT Assets. The TA shall apply all UCT Assets, and any proceeds therefrom, as follows:

(a) The TA shall apply all cash constituting UCT Assets, and any proceeds therefrom in the order and reflecting the priorities set forth below:

FIRST, to pay all costs and expenses of the UCT including, without limitation, the compensation to the TA, and reimbursement of the TA for any and all costs, expenses and liabilities incurred by it, including in connection with the performance of its duties under this UCT Agreement as well as the costs of the UCTAC as set forth herein.

SECOND, to the holders of Trust Claims, as set forth in the Plan. All Distributions to the holders of Trust Claims shall be in accordance with the terms of the Plan.

Notwithstanding anything to the contrary in this Section 4.5(a), prior to making any distribution pursuant to Paragraph SECOND hereof, the TA may retain such amounts: (i) as are necessary to meet contingent liabilities, and to maintain the value of the assets of the UCT during liquidation, (ii) to pay estimated expenses of administration (including any taxes imposed on the UCT, or in respect of the assets of the UCT), and (iii) to satisfy other liabilities incurred or assumed by the UCT (or to which the assets are otherwise subject), all for the term of the UCT and in accordance with this UCT Agreement or the Plan; provided, however, that, from the net amount distributable, the TA shall reserve, in accordance with the provisions of Section 6.1 hereof, such amounts as would be distributable in respect of Disputed Trust Claims (treating such Trust Claims for this purpose, as if they were Allowed Trust Claims).

(b) Distribution; Withholding. Subject to the provisions of Section 4.5(a) hereof, the UCT shall make all distributions to the holders of Trust Claims at such time intervals as decided by the TA in accordance with the terms of the Plan; provided, that after the Initial Distribution Date (which shall be no later than 180 days after the Effective Date), the TA shall make distributions on newly allowed claims no less frequently than on a quarterly basis, except that the TA may retain an amount of net cash proceeds, or net cash income reasonably necessary to maintain the value of the assets of the UCT or to meet claims and contingent liabilities (including Disputed Trust Claims).

(c) Manner of Payment. Cash payments made by the TA, pursuant to the Plan, shall be paid in United States dollars by checks drawn on a domestic bank selected by the TA, or by wire transfer from a domestic bank, at the option of the TA.

(d) Unclaimed Distributions. Except with respect to property not distributed because it is being held in a Disputed Reserve, Distributions that are not claimed by the expiration of one year from the Effective Date shall be deemed to be unclaimed property under Section 347(b), of the Code and shall vest or revest in the UCT, and the Trust Claims with respect to which those Distributions were made shall be automatically canceled and extinguished by the UCT. After the expiration of that one-year period, the claim to those Distributions shall be discharged and forever barred. Nothing contained in the Plan shall require Fruit of the Loom or the UCT to attempt to locate any holder of an Allowed Claim. All funds or other property that vests or revests in the UCT, pursuant to this Section, shall be distributed by UCT to the other holders of Trust Claims, in accordance with the provisions of the Plan applicable to Distributions to those Trust Claims.

(e) Setoff and Recoupment. Except as otherwise provided in the Plan and subject to Section 4.2 hereof, the TA may, but shall not be required to, set off against, or recoup from, any Claim and the Distributions to be made pursuant to the Plan in respect thereof, any claims or defenses of any nature whatsoever, that the UCT may have against the holder of the Claim, but neither the failure to do so, nor the allowance of any Claim under the Plan shall constitute a waiver or release by the TA of any right of setoff or recoupment that he may have against the holder of any Claim.

(f) Granting of First Priority Lien. The UCT hereby grants to the TA and the UCTAC a first-priority lien on, and security interest in the UCT Assets to secure the payment of all amounts owed to, accrued or reserved on account of the TA or the UCTAC, or to be retained by the TA hereunder or otherwise due hereunder. The UCT agrees to take such actions and execute such documents as the TA and the UCTAC deem appropriate to perfect the TA’s, and the UCTAC’s liens and security interests hereunder.

(g) Time Bar to Cash Payments by Check. Checks issued by the UCT, on account of Allowed Trust Claims, shall be null and void if not negotiated within 90 days after the date of issuance thereof. Requests for the reissuance of any check, which becomes null and void pursuant to this Section, shall be made directly to the issuer thereof by the holder of the Allowed Claim to whom the check was originally issued. Any claim in respect of such a voided check shall be made in writing on or before the later of the first anniversary of the Effective Date, or the first anniversary of the date on which the Claim at issue become an Allowed Claim. After that date, all Trust Claims in respect of void checks shall be discharged and forever barred, and the proceeds of those checks shall revest in and become the property of the UCT in accordance with Section 347(b) of the Code.

(h) Minimum Distributions. Notwithstanding anything herein to the contrary, if a Distribution to be made to a holder of an Allowed Claim on or after the Effective Date or any Subsequent date for Distributions would be $10.00 or less in the aggregate, no such distribution will be made to that holder unless, a request therefore is made in writing to the UCT no later than twenty (20) days after the Effective Date. Any unclaimed Distributions hereunder shall be treated as unclaimed property under Section 347 of the Code and retained by the UCT for distribution pursuant to the terms of the Plan.

(i) Abandonment of Certain Property. The TA may abandon in any commercially reasonable manner (including abandonment or donation to a charitable organization of the UCT’s choice), any property that the TA reasonably concludes is of no benefit to the UCT’s respective distributees and beneficiaries or that it determines, at the conclusion of distributions or dissolution of the UCT, to be too impractical to distribute.

(j) Manner of Distribution. The UCT, while making Distributions hereunder, shall have the discretion to determine how to make those Distributions in the most cost-effective manner possible; provided, however, that its discretion may not be exercised in a manner inconsistent with any express requirements of the Plan, any express reasonable direction by the UCTAC, any contract or other agreement governing the UCT, the Bankruptcy Code or any law made applicable to the Plan thereby.

4.6 Compliance with Laws. Any and all distributions of UCT Assets shall be in compliance with applicable laws, including but not limited to, applicable federal and state securities laws.

ARTICLE V

SUCCESSOR TA

5.1 Resignation. The TA may resign by giving not less than sixty (60) days prior, written notice thereof to the Court and the UCTAC.

5.2 Acceptance of Appointment by Successor TA. Any successor TA shall be appointed by the UCTAC, by an acknowledged written instrument delivered to the successor TA, or if the UCTAC fails to timely appoint such successor, the Court. Any successor TA appointed hereunder shall execute an instrument accepting such appointment hereunder, and shall file such acceptance with the UCT records. Thereupon, such successor TA shall, without any further act, become vested with all the estates, properties, rights, powers, trusts and duties of its predecessor in the UCT with like effect as if originally named herein; provided, however, that a removed or resigned TA shall, nevertheless, when requested in writing by the successor TA, execute and deliver an instrument or instruments conveying and transferring to such successor TA under the UCT all the estates, properties, rights, powers, and trusts of such predecessor TA.

ARTICLE VI

DISPUTED CLAIM RESERVE

6.1 Disputed Claim Reserve.

(a) Establishment of Disputed Reserve. On the Initial Distribution Date (or on any earlier date on which Distributions for any Trust Claim is made pursuant to the Plan), and in connection with making all Distributions required to be made on any such date under the Plan, the TA shall establish, for record keeping purposes only, a separate Disputed Reserve for the Trust Claims, which shall be administered by the UCT.

(b) Amounts to Be Reserved. The TA shall reserve the Ratable Proportion of all Cash, or other property allocated for Distribution on account of each Disputed Trust Claim based upon the asserted amount of each such Disputed Trust Claim, or such amount as may be agreed to by the holder of the Trust Claim on the one hand, and the UCT or Fruit of the Loom on the other hand, as applicable, or as may otherwise be determined by order of the Court. All Cash or other property allocable hereunder shall be distributed by the UCT to the relevant Disputed Reserve on the Initial Distribution Date (or such earlier date on which Distributions for the Trust Claims are made pursuant to the Plan). To the extent that the property placed in a Disputed Reserve consists of Cash, such Cash shall be deposited in an interest-bearing account.

(c) Distribution. Any Disputed Trust Claim that becomes an Allowed Trust Claim shall be distributed on the first Quarterly Distribution Date after the Trust Claim is Allowed. Distributions shall be made only to the extent that the holder of any such Allowed Trust Claim has not received prior distributions on account thereof. No interest shall accrue or be paid on the unpaid amount of any Distribution paid on a Quarterly Distribution Date. Distributions to each holder of a Disputed Trust Claim that has become an Allowed Trust Claim (and to the extent that the holder of the Disputed Trust Claim has not received prior Distributions on account of that Claim), shall be made in accordance with the provisions of the Plan.

(d) Termination of Disputed Reserve. The Disputed Reserve shall be closed and extinguished by the UCT when all Distributions, and other dispositions of Cash or other property required to be made under the Plan have been made. Upon closure of the Disputed Reserve, all Cash (including any Cash Investment Yield), or other property held in that Disputed Reserve shall revest in and become the property of the UCT. All funds or other property that vest or revest in the UCT pursuant to this Section shall be: (1) used to pay the fees and expenses of the UCT as and to the extent set forth in this UCT Agreement and (2) thereafter distributed by the UCT to other holders of Trust Claims, in accordance with the provisions of the Plan applicable to Distributions to those Trust Claims.

6.2 Limitation of Liability for Funding the Disputed Reserve. Except as expressly set forth in the Plan, the UCT shall have no duty to fund the Disputed Reserve.

ARTICLE VII

REPORTING

7.1 Tax and Other Reports. As soon as practicable after the end of the first, second and third quarters of each calendar year, beginning on September 30, 2002, and as soon as practicable upon termination of the UCT, the TA shall submit to the Court and the UCTAC (and make available to the Beneficiaries) written reports including: (i) financial statements of the UCT at the end of such quarter or period, and the receipts and disbursements of the TA for such period, and (ii) a description of any action taken by the TA in the performance of its duties which materially and adversely affected the UCT, and of which notice had not previously been given to the Beneficiaries.

Within 120 days after the end of each calendar year (unless the UCT was terminated during that calendar year), the TA shall submit to the Court and the UCTAC (and make available to the Beneficiaries) written reports disclosing transactions for the prior calendar year, including (i) financial statements of the UCT at the end of such calendar year, and the receipts and disbursements of the TA for the year, (ii) a description of any action taken by the TA in the performance of its duties which materially and adversely affected the UCT and of which notice had not previously been given to the Beneficiaries, and (iii) to the extent determinable and subject to Section 7.2(a) hereof, a separate statement for each Beneficiary setting forth the Beneficiary’s share of items of income, gain, loss, deduction or credit and instructions to all such Beneficiaries to report such items on their federal income tax returns.

The TA shall promptly submit additional reports to the Court (and make available to the Beneficiaries) whenever an adverse material event or change occurs that affects either the UCT, or the rights of the Beneficiaries hereunder.

7.2 Federal Income Tax.

(a) Grantor Trust Status. Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the TA of a private letter ruling if the TA so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the TA), the TA shall file returns for the UCT as a grantor trust pursuant to Treasury Regulation Section 1.671-4(a).

(b) Allocations of UCT Taxable Income. Subject to the provisions of Section 7.2(a) hereof, allocations of UCT taxable income shall be determined by reference to the manner in which an amount of cash, equal to such taxable income, would be distributed (without regard to any restriction on distributions described herein) if, immediately prior to such deemed distribution, the UCT had distributed all of its other assets (valued for this purpose at their tax book value) to Beneficiaries (treating each Disputed Reserve, for this purpose, as a current Beneficiary entitled to distributions), taking into account all prior and concurrent distributions from the UCT (including all distributions held in Disputed Reserves pending the resolution of Disputed Trust Claims). Similarly, taxable losses of the UCT will be allocated by reference to the manner in which an economic loss would be borne immediately after a liquidating distribution of the remaining UCT Assets. The tax, book value of the UCT Assets for this purpose shall equal their fair market value on the Effective Date or, if later, the date such assets were acquired by the UCT, adjusted in either case in accordance with tax accounting principles prescribed by the IRC, the regulations and other applicable administrative and judicial authorities and pronouncements.

7.3 Fiscal Year. The fiscal year of the UCT shall commence on May 1, and shall end on April 30.

7.4 Other. The TA shall also file (or cause to be filed) any other statements, returns or disclosures relating to the UCT, that are required by any governmental unit.

ARTICLE VIII

TRANSFER OF BENEFICIARY’S INTERESTS

8.1 Transfer of Beneficial Interests. The interest of the Beneficiaries in the UCT, which are reflected only on the records of the UCT maintained by the TA, are not negotiable and shall be transferable after written notice to the TA only: (a) pursuant to applicable laws of descent and distribution (in the case of a deceased individual Beneficiary), or (b) by operation of law. Other than as described above, the interests of the Beneficiaries in the UCT shall not be transferable. The TA shall not be required to record any transfer in favor of any transferee who, in the sole discretion of the TA, is or might be construed to be ambiguous, or to create uncertainty as to the holder of the interest in the UCT. Until a transfer is in fact recorded on the books and records maintained by the TA for the purpose of identifying Beneficiaries, the TA, whether or not in receipt of documents of transfer or other documents relating to the transfer, may nevertheless make distributions and send communications to Beneficiaries, as though it has no notice of any such transfer, and in so doing the TA shall be fully protected and incur no liability to any purported transferee, or any other Entity.

ARTICLE IX

TERMINATION OF UCT

9.1 Termination of UCT. The UCT will terminate no later than the third (3rd) anniversary of the Effective Date; provided, however, on or prior to the date three (3) months prior to such termination, the Court, upon motion by a party in interest, may extend the term of the UCT for a finite period if it is necessary to the liquidating purpose thereof. Multiple extensions can be obtained so long as Court approval is obtained at least three (3) months prior to the expiration of each extended term; provided, however, that the TA receives an opinion of counsel, or a favorable ruling from the IRS that any further extension would not adversely affect the status of the trust: (i) as a grantor trust for federal income tax purposes, or (ii) under the Investment Company Act of 1940. The TA shall not unduly prolong the duration of the UCT, and shall at all times endeavor to resolve, settle or otherwise dispose of all Claims that constitute UCT Assets, and to effect the distribution of the UCT Assets to the Beneficiaries in accordance with the terms hereof, and terminate the UCT as soon as practicable. Prior to and upon termination of the UCT, the UCT Assets will be distributed to the Beneficiaries in accordance with their distribution rights under the Plan, subject to the provisions set forth herein.

ARTICLE X

AMENDMENT AND WAIVER

10.1 Amendment; Waiver. Any substantive provision of this UCT Agreement may be amended or waived with the approval of the Court; provided, however, that no change shall be made to this UCT Agreement that would adversely affect the federal income tax status of the UCT as a “grantor trust” (in accordance with Section 7.2 hereof), if applicable or, unless agreed to in writing by the affected TA, the rights of the TA. Technical amendments to this UCT Agreement may be made as necessary, to clarify this UCT Agreement or enable the UCT to effectuate the terms of this UCT Agreement, with the consent of the TA and a majority of the members of the UCTAC.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Intention of Parties to Establish Grantor Trust. This UCT Agreement is intended to create a grantor trust with respect to the Beneficiaries for United States federal income tax purposes, and to the extent provided by law, shall be governed and construed in all respects as a grantor trust with respect to the Beneficiaries.

11.2 Preservation of Privilege. In connection with the rights, claims, and causes of action that constitute the UCT Assets, any attorney-client privilege, work-product privilege, or other privilege or immunity attaching to any documents or communications (whether written or oral) transferred to the UCT shall vest in the UCT and its representatives, and the Debtors and the TA are authorized to take all necessary actions to effectuate the transfer of such privileges. For the avoidance of doubt, neither the TA nor the UCT shall be treated as a successor, to the Debtors or their estates, except as otherwise specified in the Plan or herein.

11.3 Retention of Jurisdiction Over Undistributed Property. Cash and other property to be distributed pursuant to the Plan, and which to the extent is not distributed by the UCT, is to be held in trust by the UCT, and shall remain subject to the jurisdiction and custody of the Court until they are distributed, or become unclaimed property pursuant to Sections 8.2, 8.3, 8.5, and 8.6 of the Plan and Bankruptcy Code section 347(b).

11.4 Cooperation. The Debtors, their successors, the Reorganized Debtors and any entities created under the Plan shall provide the TA with copies of such of their books and records as the TA shall reasonably require for the purpose of performing its duties and exercising its powers hereunder; provided, however, that the TA, on behalf of UCT, and Reorganized Fruit of the Loom shall have entered into a mutually acceptable form of confidentiality agreement to preserve the confidential nature of Fruit of the Loom’s books and records

11.5 Laws as to Construction. This UCT Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to rules governing the conflict of law. In the event of any conflict between the terms of this Agreement and the Plan, the Plan shall control.

11.6 Severability. If any provision of this UCT Agreement or application thereof to any person or circumstance shall be finally determined by a court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this UCT Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and such provision of this UCT Agreement shall be valid and enforced to the fullest extent permitted by law.

11.8 Notices. Any notice or other communication hereunder shall be in writing and shall be deemed to have been sufficiently given, for all purposes, if deposited, postage prepaid, in a post office or letter box addressed to the person for whom such notice is intended at such address as set forth below or such other address as filed with the Court:

If to the UCTAC or the TA:

If to the TA, then to:

Clingman & Hanger Management Associates, LLC

11038 Lakeridge Parkway, Suite 4

Ashland, VA 23005

(804) 550-7911

With a copy to:

Kay Standridge Kress, Esq.

Pepper Hamilton LLP

100 Renaissance Center, Suite 3600

Detroit, MI 48243

(313) 393-7365

If to the UCTAC, then to:

Mr. Scott L. Hazan, Esq.

Otterbourg, Steindler, Houston & Rosen, P.C.

230 Park Avenue, 30th Floor

New York, NY 10169

(212) 661-9100

11.9 Notices if to a Beneficiary. Any notice or other communication hereunder shall be in writing, and shall be deemed to have been sufficiently given, for all purposes, if deposited, postage prepaid, in a post office or letter box addressed to the person for whom such notice is intended to the name and address set forth on the Debtor’s Schedules or such Beneficiary’s proof of claim, such other notice filed with the Court and the UCT or such other means reasonably calculated to apprise the Beneficiary.

11.10 Headings. The section headings contained in this UCT Agreement are solely for convenience of reference, and shall not affect the meaning or interpretation of this UCT Agreement or any term or provision hereof.

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IN WITNESS WHEREOF, the parties hereto have either executed and acknowledged this UCT Agreement, or caused it to be executed and acknowledged on their behalf by their duly authorized officers all as of the date first written above.

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF FRUIT OF THE LOOM, INC. ET.AL.

By:	/s/ SCOTT L. HAZAN
Scott L. Hazan, Esq.

Brett Miller, Esq. Otterbourg, Steindler, Houston & Rosen, P.C. 230 Park Avenue, 30th Floor New York, NY 10169 (212) 661-9100

CLINGMAN & HANGER MANAGEMENT ASSOCIATES, LLC,

Trust Administrator

By:	/s/ ED CLINGMAN